SECURITIESAND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Bishop Capital Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09141T 10 7

(CUSIP Number)

Robert Robotti c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue
New York, New York 10017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Schedule 13D
CUSIP No.	09141T 10 7	Page 2 of 10 Pages

1.	Names of Reporting Persons. Robert E. Robotti
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	x

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States
Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 51,416

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 51,416

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
51,416

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
5.7%

14.	Type of Reporting Person (See Instructions)
IN

Schedule 13D
CUSIP No.	09141T 10 7	Page 3 of 10 Pages

1.	Names of Reporting Persons. Robotti & Company, Incorporated
I.R.S. Identification Nos. of above persons (entities only).
11-2627501

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	x

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York
Number of	7.	Sole Voting Power: 200

Shares
Beneficially	8.	Shared Voting Power: -0-

Owned by
Each	9.	Sole Dispositive Power: 200

Reporting
Person With	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
200

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
0.02%

14.	Type of Reporting Person (See Instructions)
CO

Schedule 13D
CUSIP No.	09141T 10 7	Page 4of 10 Pages

1.	Names of Reporting Persons. Robotti & Company, LLC
I.R.S. Identification Nos. of above persons (entities only).
65-1191184

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	x

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York
Number of	7.	Sole Voting Power: 3,500

Shares
Beneficially	8.	Shared Voting Power: -0-

Owned by
Each	9.	Sole Dispositive Power: 3,500

Reporting
Person With	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,500

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
0.4%

14.	Type of Reporting Person (See Instructions)
CO

Schedule 13D
CUSIP No.	09141T 10 7	Page 5 of 10 Pages

1.	Names of Reporting Persons. The Ravenswood Investment Company, L.P.
I.R.S. Identification Nos. of above persons (entities only).
11-2474002

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	x

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York
Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 47,716

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 47,716

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
47,716

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
5.3%

14.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D
CUSIP No.	09141T 10 7	Page 6 of 10 Pages

Item 1.	Security and Issuer

                 This Initial Statement of Beneficial Ownership on Schedule 13D, dated May 27, 2004 (this "Initial Statement"), relates to shares of the Common Stock, $0.01 Par Value (the "Common Stock"), of Bishop Capital Corporation (the "Issuer").  The address of the Issuer's principal executive offices and principal business is 716 College View Drive, Riverton, Wyoming, 82501.

Item 2.	Identity and Background

                 (a), (b),(c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), a New York corporation and Robotti & Company, LLC (Robotti & Company), a New York limited liability company and The Ravenswood Investment Company, L.P., a New York limited partnership (RIC together with Robotti, ROBT, and Robotti & Company, the "Reporting Persons").
               Mr.Robotti's principal occupation is as the president and treasurer of ROBT, parent holding company of Robotti & Company, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 ("Exchange Act"), as amended, located at 52 Vanderbilt Avenue, New York, New York 10017.
               Mr.Robotti, a United States citizen, is a managing member of Ravenswood Management Company, L.L.C. ("RMC") which serves as the general partner of RIC, a New York limited partnership.  RMC's principal address is 104 Gloucester Road, Massapequa, New York, New York, 11758.  RIC's principal address is 52 Vanderbilt Avenue, New York, New York 10017
              (d) and (e).  The Reporting Persons, to the best knowledge of the Reporting Persons, have not, during the last five years, been convicted in a criminal proceedings (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Robotti, ROBT, Robotti& Company, and RIC utilize their working capital in making each of their respective purchases of the Common Stock.

SCHEDULE 13D
CUSIP No.	09141T 10 7	Page 7 of 10 Pages

Item 4.	Purpose of Transaction

                On December 24, 2003, the Issuer filed with the Securities and Exchange Commission (the “Commission”) its Preliminary Proxy Statement on Schedule 14A Amendment No. 2 (“Amendment No. 2”) in which the Issuer proposed to effect a 1 for 110 reverse stock split and subsequently deregister its shares of Common Stock, thereby terminating its reporting obligations under the Securities Exchange Act of 1934, as amended.  The Issuer also proposed to offer $0.50 per pre-split share for each fractional share and nothing for each post-split whole share.

                On January 27, 2004, RIC sent a letter (the "Initial Letter") to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of the Issuer, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.  In the Initial Letter, RIC set forth its willingness, subject to the terms and conditions set forth therein, to purchase all outstanding shares of the Issuer for $1.00 per share in cash.  RIC received no response from the Issuer or its Board of Directors to RIC’s offer in the Initial Letter.

                Subsequently, on April 16, 2004, the Issuer filed with the Commission its Preliminary Proxy Statement on Schedule 14A Amendment No. 3 in which the Issuer proposed to offer $1.00 per pre-split share for each fractional share and again nothing for each post-split whole share.

                On May 14, 2004, RIC sent a second letter (the "May 14th Letter") to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of the Issuer, a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference.  In the May 14th Letter, RIC again set forth its willingness subject to the terms and conditions set forth therein, to purchase all outstanding shares of the Issuer, this time increasing its proposed offering price to $1.25 per share in cash.  Again RIC received no response from the Issuer or its Board of Directors to RIC’s offer in the May 14th Letter.

The Reporting Persons believe these shares of the Common Stock trade at a substantial discount to the Issuer's private market value and therefore reiterate its interest.

In an effort to protect this investment, as well as to maximize investor value, the Reporting Persons may acquire additional shares of the Common Stock, dispose of all or some of these shares of the Common Stock from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of the Common Stock, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

                The Reporting Persons presently have no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule13D except as set forth herein.

SCHEDULE 13D
CUSIP No.	09141T 10 7	Page 8 of 10 Pages

Item 5.	Interest in Securities of the Issuer

                 (a) As of May 17, 2004, (i) ROBT beneficially owns 200 shares of the Common Stock, which represents 0.02% of the issued and outstanding shares of the Common Stock; (ii) Robotti & Company beneficially owns 3,500 shares of the Common Stock, which represent 0.4% of the issued and outstanding shares of the Common Stock; (iii); RIC beneficially owns 47,716 shares of the Common Stock, representing 5.3% of the issued and outstanding shares of the Common Stock.  Mr. Robotti is deemed to share beneficially ownership of the securities set forth in (i), (ii), and (iii) above through his proportionate ownership of ROBT, Robotti & Company and as managing member of Ravenswood Management Company, L.L.C. ("RMC") which serves as the general partner of RIC.  Mr. Robotti disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
                 (b) (i) Mr. Robotti does not have the sole power to vote or direct the vote of any of the shares of the Common Stock.

(ii) Mr. Robotti shares the power to vote or direct the vote of the shares of the Common Stock through the following:

he shares the power to vote or direct the vote of an aggregate of 3,700 shares of Common Stock with ROBT and Robotti & Company he shares the power to vote or direct the vote of 47,716 shares of the Common Stock with the other managing member of RMC.

(iii) Mr. Robotti does not have the sole power to dispose or direct the disposition of any shares of the Common Stock
(iv) Mr Robotti shares the power to dispose or direct the disposition of the shares of the Common Stock through the following:

he shares the power to dispose or direct the disposition of an aggregate of 3,700 shares of the Common Stock with ROBT and Robotti & Company he shares the power to dispose or direct the disposition of 47,716 shares of the Common Stock with the other managing member of RMC.

                 (c) The table below lists all the transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.  All such transactions were made by Robotti & Company and RIC in the open market.
                                      Transactions in Shares Within The Past Sixty Days

Shares of the Common Stock Purchased/Sale	Price Per Share	Date of Purchase/ Sale

5,500 3,500 1,500 7,000 7,000	$1.489 $1.521 $1.481 $1.49 $1.42	05/17/2004 05/12/2004 05/07/2004 05/06/2004 05/05/2004

SCHEDULE 13D
CUSIP No.	09141T 10 7	Page 9 of 10 Pages

                 (d) No Person other than the Reporting Persons is known to have the right to receive the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.
                 (e) Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.
Not Applicable.
Item 7.	Materials To Be Filed As Exhibits

Joint Filing Agreement dated May 27, 2004 by and between Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Ravenswood Management Company, L.L.C., and The Ravenswood Investment Company, L.P.

Copy of the Initial Letter dated January 27, 2004, sent by RIC to the Chairman.

Copy of the May 14th Letter sent by RIC to the Chairman.

(The remainder of this page was intentionally left blank)

SCHEDULE 13D
CUSIP No.	09141T 10 7	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	May 27, 2004
		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti

Robotti & Company, LLC

		By	Robotti & Company, Incorporated

Parent Holding Company of
Robotti & Company, LLC

		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: President and Treasurer of
Robotti & Company, Incorporated

The Ravenswood Investment Company, L.P.

		By:	Ravenswood Management Company, L.L.C.

General Partner of
The Ravenswood Investment Company, L.P.

		By:	/s/ Robert E. Robotti

Robert E. Robotti
Title: Managing Member of
Ravenswood Management Company, L.L.C.